SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)*
EDAC Technologies Corporation
(Name of Issuer)
Common Stock, $0.0025 par value
(Title and Class of Securities)
279285100
(CUSIP Number)
Bassem A. Mansour
Resilience Management Inc.
25101 Chagrin Boulevard, Suite 350
Cleveland, Ohio 44122
(216) 292-0200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 24, 2009
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	279285100	13D	Page	2	of	10 Pages

1	NAME OF REPORTING PERSONS Resilience Capital SPIV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		233,850

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		233,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	233,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	279285100	13D	Page	3	of	10 Pages

1	NAME OF REPORTING PERSONS Resilience Capital SPIV Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		233,850

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		233,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	233,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	279285100	13D	Page	4	of	10 Pages

1	NAME OF REPORTING PERSONS Resilience Capital SPIV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		233,850

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		233,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	233,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	279285100	13D	Page	5	of	10 Pages

1	NAME OF REPORTING PERSONS Steven H. Rosen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		233,850

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		233,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	233,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	279285100	13D	Page	6	of	10 Pages

1	NAME OF REPORTING PERSONS Bassem A. Mansour

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		233,850

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		233,850

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	233,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	279285100	Schedule 13D	Page	7	of	10 Pages
     This Amendment No. 1 relates to the Schedule 13D filed on behalf of Resilience Capital SPIV, LLC, a Delaware limited liability company (“RC SPIV”), Resilience Capital SPIV Holdings, LLC, a Delaware limited liability company (“RC SPIV Holdings”), Resilience Capital SPIV GP, LLC, a Delaware limited liability company (“RC SPIV GP”), and Steven H. Rosen and Bassem A. Mansour (together, the “Managers,” and together with RC SPIV, RC SPIV Holdings and RC SPIV GP, the “Reporting Persons”), with the Securities and Exchange Commission on March 2, 2009 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.0025 per share (the “Common Stock”) of EDAC Technologies Corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein with the same meaning.
Item 4. Purpose of Transaction.
     Since March 2, 2009, the Reporting Persons have had conversations with certain of the Issuer’s officers and directors regarding the Issuer’s business and operations, as well as the prospects and operations of the Issuer and certain strategic, management and governance matters (including the composition of the Issuer’s board of directors).
     On November 24, 2009, the Reporting Persons sent a letter to the Chairman of the Board of Directors of the Issuer, which letter is filed as Exhibit 1 hereto and incorporated herein by reference, requesting that Edward Crawford be appointed a Board member.
     The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares of Common Stock, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	279285100	Schedule 13D	Page	8	of	10 Pages
Item 5. Interest in Securities of the Issuer.
     (a)-(b) The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on November 24, 2009, RC SPIV owned 233,850 shares of Common Stock both beneficially and as direct owner, representing approximately 4.83% of the outstanding shares of Common Stock. As of the date hereof, the 233,850 shares of Common Stock owned by RC SPIV, which Common Stock may be deemed to be beneficially owned by RC SPIV Holdings, RC SPIV GP and the Managers, represent approximately 4.83% of the Issuer’s outstanding shares of Common Stock. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 4,837,803 shares of Common Stock outstanding, which is the total number of shares outstanding as of October 30, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 3, 2009.
     (c) Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in the Common Shares during the 60 days preceding the date hereof.
     (e) As of November 18, 2009, the Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock.
Item 7. Material to be Filed As Exhibits.
     EXHIBIT 1. Letter to the Chairman of the Board of Directors of the Issuer, dated November 24, 2009

CUSIP No.	279285100	Schedule 13D	Page	9	of	10 Pages
SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 25, 2009

RESILIENCE CAPITAL SPIV, LLC
By:	/s/ Bassem A. Mansour
Bassem A. Mansour
Title:

RESILIENCE CAPITAL SPIV HOLDINGS, LLC
By:	/s/ Bassem A. Mansour
Bassem A. Mansour
Title:

RESILIENCE CAPITAL SPIV GP, LLC
By:	/s/ Bassem A. Mansour
Bassem A. Mansour
Title:

/s/ Steven H. Rosen
Steven H. Rosen

/s/ Bassem A. Mansour
Bassem A. Mansour

CUSIP No.	279285100	Schedule 13D	Page	10	of	10 Pages
Schedule I
TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS
     The following table sets forth all transactions with respect to the Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

	Shares Sold for the
Transaction Date	Account of RC SPIV	Price per Share
11/11/2009	600	$4.00
11/12/2009	300	$4.00
11/18/2009	12,000	$3.52